Executive Version

Exhibit 99.1

BROOKFIELD PROPERTY L.P.

EIGHTH AMENDMENT TO THE
FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. (the “Partnership”), dated as of February 20, 2019, as amended by a First Amendment dated as of March 21, 2019, as amended by a Second Amendment dated as of April 28, 2019, as amended by a Third Amendment dated as of August 20, 2019, as amended by a Fourth Amendment dated as of February 18, 2020, as amended by a Fifth Amendment dated as of April 21, 2020, as amended by a Sixth Amendment dated as of July 26, 2021 and as amended by a Seventh Amendment dated as of August 3, 2021 (as amended, the “Agreement”), is made as of the 20th day of October, 2023, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 17.1.13 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may make any amendment that the Managing General Partner determines in its discretion does not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1.4 is hereby deleted in its entirety and replaced with the following:

1.1.4 “Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 21, 2019, as amended by the Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 28, 2019, as amended by the Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 20, 2019, as amended by the Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 18, 2020, as amended by the Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 21, 2020, as amended by the Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of July 26, 2021, as amended by the Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 3, 2021 and as amended by the Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of October 20, 2023;

(b)	Section 1.1.7 (the definition of “Applied Creditable Operating Entity Payment”) is hereby deleted in its entirety and replaced with the following:

1.1.7.       INTENTIONALLY DELETED;

(c)	Section 1.1.8 (the definition of “Applied Equity Enhancement Adjustment”) is hereby deleted in its entirety and replaced with the following:

1.1.8.       INTENTIONALLY DELETED;

(d)	Section 1.1.9 (the definition of “Applied Incentive Amount”) is hereby deleted in its entirety and replaced with the following:

1.1.9.       INTENTIONALLY DELETED;

(e)	Section 1.1.11 is hereby deleted in its entirety and replaced with the following:

1.1.11.       “Available Cash” means all cash and cash equivalents available for distribution by the Partnership determined at the sole discretion of the Managing General Partner, subject to Section 5.4, which, for greater certainty, (i) may not in all cases equal an amount of cash held by the Partnership after the payment of expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or capital expenditure and (ii) may include cash that has been borrowed by the Partnership or another member of the BPY Group for purposes of being available for distribution by the Partnership;

(f)	Section 1.1.14 (the definition of “BPR Group”) is hereby deleted in its entirety and replaced with the following:

1.1.14.       INTENTIONALLY DELETED;

(g)	Section 1.1.17 (the definition of “BPR Underlying Incentive Distributions”) is hereby deleted in its entirety and replaced with the following:

1.1.17.       INTENTIONALLY DELETED;

(h)	Section 1.1.21 (the definition of “BPY Capital”) is hereby deleted in its entirety and replaced with the following:

1.1.21.       INTENTIONALLY DELETED;

(i)	Section 1.1.25 is hereby deleted in its entirety and replaced with the following:

1.1.25.       “Brookfield” means Brookfield Corporation (formerly known as Brookfield Asset Management Inc.);

(j)	Section 1.1.26 is hereby deleted in its entirety and replaced with the following:

1.1.26.       “Brookfield Group” means Brookfield and any Affiliates of Brookfield, other than any member of the BPY Group;

(k)	Section 1.1.40 (the definition of “Closing Date”) is hereby deleted in its entirety and replaced with the following:

1.1.40.        INTENTIONALLY DELETED;

(l)	Section 1.1.44 (the definition of “Creditable Operating Entity Payment”) is hereby deleted in its entirety and replaced with the following:

1.1.44.       INTENTIONALLY DELETED;

(m)	Section 1.1.49 (the definition of “Equity Enhancement Adjustment”) is hereby deleted in its entirety and replaced with the following:

1.1.49.       INTENTIONALLY DELETED;

(n)	Section 1.1.50 (the definition of “Equity Enhancement Distribution”) is hereby deleted in its entirety and replaced with the following:

1.1.50.       INTENTIONALLY DELETED;

(o)	Section 1.1.57 (the definition of “Fee Amount”) is hereby deleted in its entirety and replaced with the following:

1.1.57.        INTENTIONALLY DELETED;

(p)	Section 1.1.59 (the definition of “First Distribution Threshold”) is hereby deleted in its entirety and replaced with the following:

1.1.59.        INTENTIONALLY DELETED;

(q)	Section 1.1.70 is hereby deleted in its entirety and replaced with the following:

1.1.70.       “Holding Entities” means BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings III Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited, BPY Bermuda Holdings VII Limited, BPY Bermuda Holdings VIII Limited, CanHoldco, Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings III LLC, Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II Inc., BPR Holding REIT I LLC, BOP (Germany) Holdings Ltd., and BOPA Trust and any other primary holding Subsidiaries of the Partnership created or acquired after the date of this Agreement through which the Partnership indirectly holds its interest in the Operating Entities, excluding, for greater certainty, any Operating Entities;

(r)	Section 1.1.72 (the definition of “Incentive Distribution”) is hereby deleted in its entirety and replaced with the following:

1.1.72.        INTENTIONALLY DELETED;

(s)	Section 1.1.73 (the definition of “Incentive Distribution Account”) is hereby deleted in its entirety and replaced with the following:

1.1.73.        INTENTIONALLY DELETED;

(t)	Section 1.1.78 (the definition of “Initial Capitalization”) is hereby deleted in its entirety and replaced with the following:

1.1.78.        INTENTIONALLY DELETED;

(u)	Section 1.1.85 (the definition of “Invested Capital”) is hereby deleted in its entirety and replaced with the following:

1.1.85.        INTENTIONALLY DELETED;

(v)	Section 1.1.98 is hereby deleted in its entirety and replaced with the following:

1.1.98.        “Market Value” means the fair market value of such security as determined by the Managing General Partner;

(w)	Section 1.1.99 is hereby deleted in its entirety and replaced with the following:

1.1.99.       “Master Services Agreement” means the third amended and restated master services agreement dated August 3, 2021 among, inter alia, Brookfield, Brookfield Property REIT Inc., BPR OP, LP, the Service Providers, the Partnership, BPY, the Holding Entities and others as may from time to time be amended, varied, amended and restated, supplemented or otherwise modified;

(x)	Section 1.1.117.1 is hereby deleted in its entirety and replaced with the following:

1.1.117.1        “Plan” has the meaning assigned to such term in Section 16.3.3.4.5;

(y)	Section 1.1.130 (the definition of “Relationship Agreement”) is hereby deleted in its entirety and replaced with the following:

1.1.130.        INTENTIONALLY DELETED;

(z)	Section 1.1.132 (the definition of “Residual Creditable Operating Entity Payment”) is hereby deleted in its entirety and replaced with the following:

1.1.132.        INTENTIONALLY DELETED;

(aa)	Section 1.1.133 (the definition of “Residual Equity Enhancement Adjustment”) is hereby deleted in its entirety and replaced with the following:

1.1.133.        INTENTIONALLY DELETED;

(bb)	Section 1.1.135 (the definition of “Second Distribution Threshold”) is hereby deleted in its entirety and replaced with the following:

1.1.135.        INTENTIONALLY DELETED;

(cc)	Section 1.1.148 (the definition of “Total Capitalization”) is hereby deleted in its entirety and replaced with the following:

1.1.148.        INTENTIONALLY DELETED;

(dd)	Section 1.1.151 (the definition of “Underlying Incentive Distribution”) is hereby deleted in its entirety and replaced with the following:

1.1.151.        INTENTIONALLY DELETED;

(ee)	Section 1.1.155 is hereby deleted in its entirety and replaced with the following:

1.1.155.       “Unrecovered Capital Amount” means, as of the relevant date of determination and with respect to any Equity Unit, FV LTIP Unit or Managing General Partner Unit, an amount equal to the excess of (i) the Capital Amount then applicable to such Equity Unit, FV LTIP Unit or Managing General Partner Unit over (ii) the amount of distributions made in respect of such Equity Unit, FV LTIP Unit or Managing General Partner Unit pursuant to Section 5.2.4 or Section 16.3.3.4.2 during the period of time beginning on the date the Capital Amount in respect of each Equity Unit, FV LTIP Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on such date of determination; provided that, for the avoidance of doubt, the Unrecovered Capital Amount of each FV LTIP Unit as of the Arrangement Date (as defined in the Plan) will equal the Arrangement Date BPY Unit Value (as defined in the Plan);

2.	Amendments to Article 3

Section 3.6.1 is hereby deleted in its entirety and replaced with the following:

3.6.1 Subject to the terms of any Preferred Units then Outstanding, the Partnership may issue additional Partnership Interests (including new classes of Partnership Interests) and options, rights, warrants and appreciation rights relating to such Partnership Interests or class of Partnership Interests for any Partnership purpose (including in connection with any distribution reinvestment plan) at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Managing General Partner shall determine in its sole discretion, all without the approval of any Limited Partners.

3.	Amendments to Article 5

(a) Section 5.2.1 is hereby deleted in its entirety and replaced with the following:

5.2.1 Prior to the dissolution of the Partnership pursuant to Section 16.1, distributions of Available Cash shall be made pursuant to this Section 5.2.

(b) Section 5.2.2 is hereby deleted in its entirety and replaced with the following:

5.2.2 Subject to Section 5.2.3 and Section 5.2.4, any distributions of Available Cash made by the Partnership with respect to any Quarter shall be distributed:

5.2.2.1 first, 100% to BPY until there has been distributed pursuant to this Section 5.2.2.1 an amount equal to the amount of BPY’s outlays and expenses for the Quarter properly incurred;

5.2.2.2 second, but only at such times as there are no Preferred Units Outstanding, 100% to all Redemption-Exchange Unitholders pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 5.2.2.2, will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to Section 5.2.2.5) all amounts that have been deferred in previous Quarters pursuant to Section 5.2.3 and not yet recovered;

5.2.2.3 third, 100% to all Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units Outstanding) until there has been distributed pursuant to this Section 5.2.2.3 in respect of each Preferred Unit Outstanding as of the last day of such Quarter an amount equal to all preferential distributions to which the Preferred Unitholders are entitled under the terms of the Preferred Units then Outstanding (including any Excess Distribution (within the meaning of Schedule A) and any outstanding accrued and unpaid preferential distributions from prior periods);

5.2.2.4 fourth, at any time that Preferred Units are Outstanding, 100% to all Redemption-Exchange Unitholders pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 5.2.2.4, will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to Section 5.2.2.5) all amounts that have been deferred in previous Quarters pursuant to Section 5.2.3 and not yet recovered; and

5.2.2.5 fifth, 100% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests.

Notwithstanding anything to the contrary herein, a BPY AO LTIP Unit shall participate in distributions pursuant to Section 5.2 as if it were a FV LTIP Unit but taking into account its Percentage Interest (for the avoidance of doubt, as modified to reflect its AO LTIP Fraction); provided that (i) distributions in respect of a BPY AO LTIP Unit from proceeds from Interim Capital Transactions and borrowings shall not exceed the amount of net gain previously allocated or allocable in respect of such BPY AO LTIP Unit with respect to the asset or assets disposed of or that are subject to the applicable financing, (ii) a distribution in respect of a BPY AO LTIP Unit pursuant to Section 5.2 shall only be made from Available Cash realized by the Partnership after the issuance date of such AO LTIP Unit (but excluding cash from Capital Contributions) and (iii) BPY AO LTIP Units shall not participate in any distribution that is determined by the Managing General Partner, in its sole discretion, to be a “special distribution” that is treated as a BPY AO LTIP Unit Adjustment Event; provided further that amounts that otherwise would have been distributed to a BPY AO LTIP Unit but for the preceding proviso shall be distributed to the Partners pursuant to Section 5.2 except that for this purpose all BPY AO LTIP Units that are not eligible to participate in the distribution as a result of the preceding sentence shall be excluded from both the numerator and denominator in calculating Percentage Interests.

(c) Section 5.2.3 is hereby deleted in its entirety and replaced with the following:

5.2.3.       Notwithstanding Section 5.2.2, except at any time that Preferred Units are Outstanding, if the Managing General Partner determines in its sole discretion that, with respect to any Quarter, there is insufficient Available Cash to distribute in respect of each Unit Outstanding as of the last day of such Quarter an amount equal to the then current distribution level, then the Managing General Partner may elect to defer all or a portion of the amounts distributable pursuant to such level in respect of each Redemption-Exchange Unit and instead distribute (A) first, up to an amount not to exceed the then current distribution level to all Partners holding Managing General Partner Units and FV LTIP Units pro rata in proportion to their respective Percentage Interest (which, for purposes of this Section 5.2.3, will be calculated using Managing General Partner Units and FV LTIP Units only) which distribution will be treated as having been made to holders of Managing General Partner Units and FV LTIP Units pursuant to Section 5.2.2.5 and (B) second, the difference, if any, between the amounts distributable pursuant to such then current distribution level in respect of each Redemption-Exchange Unit (after giving effect to clause (A) above) and the amount the Managing General Partner elects to defer pursuant to such level in respect of each Redemption-Exchange Unit, to all Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interest (which, for purposes of this Section 5.2.3, will be calculated using Redemption-Exchange Units only) which distribution will be treated as having been made to holders of Redemption-Exchange Units pursuant to Section 5.2.2.5.

(d) Section 5.4 is hereby deleted in its entirety and replaced with the following:

5.4       Distributions Paid in the Form of Redemption Exchange Units

The Special Limited Partner may elect, at its sole discretion, to reinvest the distribution amounts paid or payable by the Partnership to the Special Limited Partner, in exchange for a number of Redemption-Exchange Units issued by the Partnership to the Special Limited Partner equal to the amount of cash that would otherwise be paid to the Special Limited Partner divided by the Market Value of a BPY Unit on the date that the distribution is declared.

(e) Section 5.5 is hereby deleted in its entirety and replaced with the following:

5.5       Prohibition on Distributions

The Managing General Partner shall not cause the Partnership to make any distribution of Available Cash pursuant to this Article 5:

5.5.1.       unless there is sufficient cash available therefor (including as a result of borrowing);

5.5.2.       which would render the Partnership unable to pay its debts as and when they fall due; or

5.5.3.       which, in the opinion of the Managing General Partner, would or might leave the Partnership with insufficient funds to meet any future or contingent obligations or which would contravene the Limited Partnership Act.

(f) Section 5.6 is hereby deleted in its entirety.

4.	Amendments to Article 6

Section 6.1.1 is hereby deleted in its entirety and replaced with the following:

6.1.1.       Subject to Section 6.1.3, the Redemption-Exchange Units entitle a Redemption-Exchange Unitholder to redeem all or any portion of its Redemption-Exchange Units in accordance with this Article 6 at any time.

5.	Amendments to Article 9

Section 9.1.3 is hereby deleted in its entirety and replaced with the following:

9.1.3.       Notwithstanding any other provision of this Agreement, the Limited Partnership Act, the Exempted Partnerships Act or any applicable Law, each Person who is a Partner on the date hereof and each other Person who may acquire a Partnership Interest hereby: (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Master Services Agreement and the other agreements described in or contemplated by the Registration Statement; (ii) agrees that the Managing General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval, or vote of the Persons who are Partners on the date hereof or the other Persons who may acquire a Partnership Interest; and (iii) agrees that the execution, delivery or performance by the Managing General Partner, the Service Providers or any Affiliate of any of them, of this Agreement, the Master Services Agreement or any agreement authorized or permitted under such agreements, shall not constitute a breach by the Managing General Partner of any duty that the Managing General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at Law, in equity or otherwise.

6.	Amendments to Article 16

(a) Section 16.3 is hereby amended by deleting the second last paragraph immediately after Section 16.3.3.4 in its entirety.

(b) Section 16.3.3.3 is hereby deleted in its entirety and replaced with the following:

16.3.3.3       only if there are no Preferred Units Outstanding, to the Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 16.3.3.3, will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred pursuant to Section 5.2.3 and not previously recovered; and

(c) Section 16.3.3.4 is hereby deleted in its entirety and replaced with the following:

16.3.3.4       all other cash and property of the Partnership shall be distributed to the Partners as follows:

16.3.3.4.1       first, 100% to BPY until BPY has received pursuant to this Section 16.3.3.4.1 an amount equal to the excess of (1) the amount of BPY’s outlays and expenses incurred during the term of the Partnership, over (2) the aggregate amount of distributions received by BPY pursuant to Section 5.2.2.1;

16.3.3.4.2       second, 100% to the Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units Outstanding) until there has been distributed pursuant to this Section 16.3.3.4.2 in respect of each Preferred Unit Outstanding an amount equal to any preferential distributions to which the Preferred Unitholders are entitled in the event of dissolution, liquidation, or winding-up of the Partnership under the terms of the Preferred Units then Outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

16.3.3.4.3       third, if there are Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.4 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.4.4       fourth, if there are Preferred Units Outstanding, to the Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 16.3.3.4.4 will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred pursuant to Section 5.2.3 and not previously recovered;

16.3.3.4.5       fifth, 100% to the Partners other than Preferred Unitholders pro rata (i) in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by the Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero and (ii) to FV LTIP Unitholders in an amount per FV LTIP Unit equal to the Redemption Amount (as defined in the Second Amended and Restated Brookfield Property L.P. FV LTIP Unit Plan (the “Plan”)); provided that, upon receipt of the Redemption Amount in respect of each FV LTIP Unit, such FV LTIP Unitholder shall not be entitled to any further distributions pursuant to this Section 16.3.3 in respect of any such FV LTIP Units, and the FV LTIP Units shall be excluded from both the numerator and denominator in calculating Percentage Interests for purposes of any other distributions pursuant to this Section 16.3.3; and

16.3.3.4.6       sixth, 100% to the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests.

7.	Effective Date

This Amendment shall be effective as of October 20, 2023.

8.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

9.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the 20th day of October, 2023.

MANAGING GENERAL PARTNER:
BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary